Exhibit 99.1

FOR IMMEDIATE RELEASE	August 25, 2011

Micromem Technologies Inc. Signs Strategic Marketing Agreement with TurboBeads LLC

“This will allow penetration into a valuable market segment to solve clients’ unmet needs”

Toronto, New York, August 25, 2011: Micromem Technologies Inc. (the “Company”) (OTCBB: MMTIF, CNSX: MRM) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc, (“MAST”) announces today it has signed a strategic marketing agreement with TurboBeads LLC. (www.turbobeads.com). Under the terms of the agreement the two companies will develop and sell to targeted market segments unique nanoparticle/sensor platform solutions that meet clients’ unmet needs. Markets for the new products include natural resources, biochemical, military, environmental and chemical applications.

TurboBeads LLC. specializes in the production and implementation of highly magnetic nanoparticles. TurboBeads’ patented technology is highly magnetic nanocarriers with covalent chemical functionalities on the surface. The highly magnetic properties allow a fast and efficient separation from liquid volumes. TurboBeads possesses the know-how and intellectual property in the field of production of functionalized metallic nanomagnets in the sectors of biochemistry, diagnostics, environmental, military, metal extraction and chemistry.

Steven Van Fleet, President of MAST, stated, “MAST has an excellent working relationship with TurboBeads and is currently collaborating on a number of client projects and they are proving to be a great partner. It is clear that a close collaboration that leverages the full capability of TurboBeads’ nanomagnets allows us to use our sensor platform to address difficult sensing problems for clients on the molecular and single nanoparticle level. We anticipate this relationship will open new markets and opportunities for MAST.”

Joseph Fuda, CEO of Micromem stated, “This agreement with TurboBeads gives Micromem a much larger audience and a wider range of opportunities to use our sensor platform. As Micromem’s client base continues to grow, flexibility and solution based design for the client becomes all that much more important.”

Robert Grass, CEO of TurboBeads stated “The close collaboration with MAST allows us to accelerate the widespread use of TurboBeads’ nanomagnets. Ongoing projects are already showing the benefits of cooperation between bead manufacturing and magnetic analytics. We believe that this cohesion will significantly increase the velocity and depth at which new magnetic technologies can be implemented.”

About Micromem, MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

About TurboBeads

TurboBeads Llc. Is a privately owned Swiss based company. TurboBeads manufactures and globally markets magnetic beads based technologies, which are distinguished by their excellent product control and quality. TurboBeads supports its international customers with tailor-made magnetic bead solutions for a wide range of applications in high-tech markets including medical diagnostics, pharma, biomedical and chemical manufacturing. For more information, visit www.turbobeads.com

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
               CNSX - Symbol: MRM

Shares issued: 108,989,161
SEC File No: 0-26005
Investor Contact:
Jason Baun, Chief Information Officer, Tel. 416-364-2023